UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-36595

C1 Financial, Inc.

(Exact name of registrant as specified in its charter)

100 5th Street South

St. Petersburg, Florida 33701

(877) 266-2265

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $1.00 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.

Effective July 21, 2016, pursuant to the Agreement and Plan of Merger dated November 9, 2015, by and among Bank of the Ozarks, Inc. (“Ozarks”), Bank of the Ozarks, C1 Financial, Inc. (“C1”) and C1 Bank, C1 merged with and into Ozarks, with Ozarks being the surviving corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, Bank of the Ozarks, Inc. (as successor to C1 Financial, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Bank of the Ozarks, Inc. (as successor to C1 Financial, Inc.)

Date August 1, 2016	By:	/s/ Greg McKinney
	Name:	Greg McKinney
	Title:	Chief Financial Officer and Chief Accounting Officer